--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

                                -----------------


         [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

                                       OR

         [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from              to
                                          ------------    ------------


                         Commission file number: 1-12744
                                                 -------


                         MARTIN MARIETTA MATERIALS, INC.
                SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES
              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)



                         MARTIN MARIETTA MATERIALS, INC.
                                2710 WYCLIFF ROAD
                          RALEIGH, NORTH CAROLINA 27607
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)




--------------------------------------------------------------------------------

                          Audited Financial Statements
                        Martin Marietta Materials, Inc.
                          Savings and Investment Plan
                              for Hourly Employees

                        Martin Marietta Materials, Inc.
                           Defined Contribution Plans
                                  Master Trust

                  Year ended December 31, 1997 and period from
                      October 18, 1996 (inception) through
                                December 31, 1996
                      with Report of Independent Auditors

                        Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                        Martin Marietta Materials, Inc.
                    Defined Contribution Plans Master Trust

                          Audited Financial Statements

   Year ended December 31, 1997 and period from October 18, 1996 (inception)
                           through December 31, 1996




                                    CONTENTS


Audited Financial Statements for the Plan

Report of Independent Auditors .............................................................  1
Statements of Net Assets Available for Benefits, with Fund Information .....................  2
Statements of Changes in Net Assets Available for Benefits, with Fund Information ..........  3
Notes to Financial Statements ..............................................................  5


Audited Financial Statements for the Master Trust

Report of Independent Auditors ............................................................. 10
Statements of Net Assets Available for Benefits, with Fund Information ..................... 12
Statements of Changes in Net Assets Available for Benefits, with Fund Information .......... 14
Notes to Financial Statements .............................................................. 16

                         [ERNST & YOUNG LLP LETTERHEAD]


Report of Independent Auditors


Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the year ended December 31, 1997 and for the period from October 18, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in the net assets available for benefits for the year ended December 31, 1997 and for the period from October 18, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                             /s/ Ernst & Young LLP


Raleigh, NC
June 15, 1998

                        Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

     Statement of Net Assets Available for Benefits, with Fund Information


                               December 31, 1997

                                         YIELD-
                                        ENHANCED                           MARTIN
                                         SHORT-                           MARIETTA         LOCKHEED
                                          TERM             S&P            MATERIALS         MARTIN
                                       INVESTMENT        500 INDEX          COMMON          COMMON
                                          FUND             FUND           STOCK FUND       STOCK FUND         TOTAL
                                       -------------------------------------------------------------------------------
ASSETS
Interest in  Master Trust              $ 4,650,486      $ 2,286,822      $   794,663      $ 2,691,890      $10,423,861
                                       ===============================================================================

Net assets available for benefits      $ 4,650,486      $ 2,286,822      $   794,663      $ 2,691,890      $10,423,861
                                       ===============================================================================


                               December 31, 1996

                                         YIELD-
                                        ENHANCED                           MARTIN
                                         SHORT-                           MARIETTA         LOCKHEED
                                          TERM             S&P            MATERIALS         MARTIN
                                       INVESTMENT        500 INDEX          COMMON          COMMON
                                          FUND             FUND           STOCK FUND       STOCK FUND         TOTAL
                                       -------------------------------------------------------------------------------
ASSETS
Interest in  Master Trust              $ 4,009,919      $ 1,318,468      $   129,416      $ 2,864,857      $ 8,322,660
                                       ===============================================================================

Net assets available for benefits      $ 4,009,919      $ 1,318,468      $   129,416      $ 2,864,857      $ 8,322,660
                                       ===============================================================================




See accompanying notes.

                        Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

           Statement of Changes in Net Assets Available for Benefits,
                             with Fund Information

                          Year ended December 31, 1997

                                            YIELD-                             MARTIN
                                           ENCHANCED                          MARIETTA         LOCKHEED
                                          SHORT-TERM           S&P            MATERIALS         MARTIN
                                          INVESTMENT         500 INDEX          COMMON          COMMON
                                             FUND              FUND           STOCK FUND       STOCK FUND          TOTAL
                                          ---------------------------------------------------------------------------------
Net assets available for benefits at
  beginning of period                     $ 4,009,919       $ 1,318,468      $   129,416      $ 2,864,857       $ 8,322,660

Additions to net assets:
  Contributions:
    Employees                                 979,270           439,344          138,953               --         1,557,567
    Rollover contributions                         73             2,674            2,528               --             5,275
                                          ---------------------------------------------------------------------------------
Total contributions                           979,343           442,018          141,481               --         1,562,842

Interest in net investment gain of
  Master Trust                                235,446           490,798          135,882          269,069         1,131,195
                                          ---------------------------------------------------------------------------------
Total additions                             1,214,789           932,816          277,363          269,069         2,694,037

Deductions from net assets:
  Distributions and withdrawals               307,012            83,739            6,103          172,402           569,256
  Administrative expenses                       9,945             6,475              924            6,236            23,580
                                          ---------------------------------------------------------------------------------
Total deductions                              316,957            90,214            7,027          178,638           592,836

Net transfers between funds                  (257,265)          125,752          394,911         (263,398)               --
                                          ---------------------------------------------------------------------------------

Net assets available for benefits at
  end of year                             $ 4,650,486       $ 2,286,822      $   794,663      $ 2,691,890       $10,423,861
                                          =================================================================================




See accompanying notes.

                        Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

           Statement of Changes in Net Assets Available for Benefits,
                       with Fund Information (continued)

                    Period from October 18, 1996 (inception)
                           through December 31, 1996



                                               YIELD-                            MARTIN
                                              ENCHANCED                         MARIETTA         LOCKHEED
                                             SHORT-TERM          S&P            MATERIALS         MARTIN
                                             INVESTMENT        500 INDEX          COMMON          COMMON
                                                FUND             FUND           STOCK FUND       STOCK FUND           TOTAL
                                            ----------------------------------------------------------------------------------
Net assets available for benefits at
  beginning of period                       $        --       $        --      $        --       $        --       $        --

Additions to net assets:
  Contributions:
    Employees                                   276,270            83,664            2,068                --           362,002

Interest in net investment gain (loss)
  of Master Trust                                34,540            65,480           (1,884)           72,370           170,506
                                            ----------------------------------------------------------------------------------
Total additions                                 310,810           149,144              184            72,370           532,508

Deductions from net assets:
  Distributions and withdrawals                  61,961            19,503            1,246            44,752           127,462
  Administrative expenses                         1,231               394               60               694             2,379
                                            ----------------------------------------------------------------------------------
Total deductions                                 63,192            19,897            1,306            45,446           129,841

Net transfers from other plans                3,767,369         1,185,340          110,814         2,856,470         7,919,993

Net transfers between funds                      (5,068)            3,881           19,724           (18,537)               --
                                            ----------------------------------------------------------------------------------

Net assets available for benefits at
  end of year                               $ 4,009,919       $ 1,318,468      $   129,416       $ 2,864,857       $ 8,322,660
                                            ==================================================================================




See accompanying notes.

                        Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                         Notes to Financial Statements

                               December 31, 1997


1. ACCOUNTING POLICIES

The financial statements of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees (the "Plan") are prepared on the accrual basis of accounting. No liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year. The assets of the Plan are held and invested on a commingled basis in the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") along with the assets of the Martin Marietta Materials, Inc. Performance Sharing Plan and the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees. The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. Unrealized appreciation or depreciation in the aggregate and the gain or loss on disposition of investments during the year are determined using the average cost of investments. The assets, realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans on a pro rata basis. All administrative expenses, a portion of which are paid by Martin Marietta Materials, Inc. (the "Corporation"), are otherwise paid from the Master Trust and allocated to each of the participating plans.

Prior to October 1996, the Plan was not part of the Master Trust. Rather, the Plan's assets were invested in a master trust arrangement established for various plans affiliated with Lockheed Martin Corporation, the former parent of the Corporation. During October 1996, the Plan's assets were transferred directly from the master trust arrangement affiliated with Lockheed Martin Corporation into the Master Trust established for the plans sponsored by the Corporation and for certain other employees of members of the Corporation's controlled group of companies, as defined by Section 1563(a)(1) of the Internal Revenue Code ("IRC Section 1563(a)(1)").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

                        Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                   Notes to Financial Statements (continued)




2. DESCRIPTION OF THE PLAN

In October 1996, Lockheed Martin Corporation disposed of its remaining ownership interest of the Corporation's common stock by means of a split-off, an exchange offer whereby Lockheed Martin Corporation's shareholders were given the opportunity to exchange some or all of their common stock of Lockheed Martin Corporation for shares of the Corporation's common stock. The Corporation subsequently registered its common stock for use in connection with the Plan.

In connection with the divestiture of Lockheed Martin Corporation's ownership interest in the Corporation, the Plan was established effective October 18, 1996, as a defined contribution plan providing hourly paid employees of the Corporation an opportunity to participate in an individual savings and investment program providing tax savings and retirement incentives. Martin Marietta Materials, Inc., is the Plan's sponsor, and also serves as the Plan administrator. Prior to October 1996, eligible employees participated in the Lockheed Martin Corporation Savings and Investment Plan for Hourly Employees, which was sponsored by Lockheed Martin Corporation. Employees of the Corporation and certain other employees of members of the Lockheed Martin Corporation controlled group of companies, as defined by IRC Section 1563(a)(1), were eligible to participate in the Plan.

Generally, the terms of - as well as the procedures for administering - the new Plan did not change. However, certain investment option funds available under the former plan were replaced with similar funds of the same type of risk and level of return. The risk and return investment objectives for the new funds in the Plan are similar to the investment objectives that existed in the former plan. Additionally, the underlying investment option available in the employer's company common stock fund was changed from Lockheed Martin Corporation common stock to that of Martin Marietta Materials, Inc. Following the consummation date of the split-off, Plan participants are no longer able to make any participant-directed contributions into the Lockheed Martin Common Stock Fund nor add to an existing balance in a Lockheed Martin Common Stock Fund by purchasing additional shares of the underlying common stock. For the period through October 1998, Plan participants may transfer out any balance in the Lockheed Martin Common Stock Fund and any such balance is available for withdrawals, as permitted under the Plan. At the end of this period, participation in the Lockheed Martin Common Stock Fund will be terminated and any participants' remaining balances will be liquidated and reinvested automatically in the Yield-Enhanced Short-Term Investment Fund. No other significant plan changes were made as a result of the split-off transaction.

                        Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                   Notes to Financial Statements (continued)




2. DESCRIPTION OF THE PLAN (CONTINUED)

All hourly employees of the Corporation meeting eligibility requirements may participate with the exception of certain hourly employees of the former Dravo Basic Materials' employees. These employees participate in the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees (see Note 6). Other hourly employees of the Corporation may be extended Plan coverage through labor negotiations or at the discretion of the Corporation.

A covered employee is eligible to enroll in the Plan after 12 months of service. Employee participation requires employee before-tax contributions of 1% to 10% of earnings. Participants are fully vested in their contributions at all times. Participant directed contributions may be invested in three of the ten investment funds available in the Master Trust, except for the restrictions in connection with the Lockheed Martin Common Stock Fund, as discussed above.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax contributions in 5% increments, both up to two times per year. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options, excluding the Lockheed Martin Common Stock Fund, also up to twice a year. The Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined and in accordance with current specific regulations under the Internal Revenue Code ("IRC"). Upon separation from the Corporation, participants may elect to receive the full current value of their contributions.

During 1996, the Plan received $7,919,993 from the Lockheed Martin Corporation Savings and Investment Plan for Hourly Employees. This amount represents the transfer of account balances of eligible participants pursuant to the establishment of the Plan.

State Street Bank and Trust Company is the trustee of the Master Trust and recordkeeper of the Master Trust and Plan.

Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant's account.

                        Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                   Notes to Financial Statements (continued)




3. INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service (IRS). The determination letter states that the Plan meets the qualification requirements under the Internal Revenue Code (IRC) Section 401(a) for tax-exempt status under the IRC Section 501(a). Management believes that the Plan has been in operational compliance with the IRC Section 401(a) requirements. Therefore, no provision has been made in the financial statements for federal income taxes.

4. MASTER TRUST

The Plan's interest in the Master Trust's net assets as of December 31, 1997 and 1996, was 10.98% and 10.45%, respectively. The Plan's interest in the Master Trust did not fluctuate significantly throughout the year ended December 31, 1997 or the period from October 18, 1996 (inception) through December 31, 1996. The following audited financial statements of the Master Trust contain additional information concerning the Plan's interest in the Master Trust.

5. YEAR 2000 ISSUE (UNAUDITED)

The Corporation has established a dedicated information technology task force to coordinate the identification, evaluation and implementation of modifications and replacements to the Corporation's information systems and related applications necessary to achieve a year 2000 date conversion with no effect on customers or disruption to its business operations. The Corporation's goal is to be substantially year 2000 compliant on a timely basis. The major systems and applications carrying potential business impact have been identified and are being evaluated, and initial conversion efforts are underway. In addition, the Corporation is communicating with suppliers, customers, financial institutions and others with which it does business to coordinate the year 2000 conversion process. The cost of the year 2000 initiatives is not expected to be material to the Corporation's results of operations or financial position or to the Plan's operations.

                        Martin Marietta Materials, Inc.
                Savings and Investment Plan for Hourly Employees

                   Notes to Financial Statements (continued)




6. PLAN AMENDMENTS

Effective January 1, 1998, the Corporation merged the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees into the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees to form one defined contribution plan. The terms of the Plan were amended to include: participation after 6 months of service; before - and after - tax participant contributions; Corporation contributions equal to 25% of the first 7% of participants' annual basic contributions; seven investment funds which are available in the Master Trust; and personal loan capacity. The Plan's net assets were increased by approximately $2,300,000, reflecting the transfer of net assets from the Money Accumulation Plan for Hourly Employees.

Effective January 1, 1998, certain hourly employees of the former American Aggregates Corporation, that was acquired by the Corporation during 1997, are eligible to participate in the Plan.

                         [ERNST & YOUNG LLP LETTERHEAD]


                         Report of Independent Auditors


Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the year ended December 31, 1997 and for the period from October 18, 1996 (inception) through December 31, 1996. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Master Trust at December 31, 1997 and 1996, and the changes in the net assets available for benefits for the year ended December 31, 1997 and for the period from October 18, 1996 (inception) through December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying statements are those of the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust, which is established under the Martin Marietta Materials, Inc. Performance Sharing Plan, the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees and the Martin Marietta Materials, Inc. Money Accumulation Plan for Hourly Employees (collectively, the "Plans"); the statements do not purport to present the financial status of the Plans. The statements do not contain certain information on net assets available for benefits and other disclosures necessary for a fair presentation of the financial statements of the Plans in conformity with generally accepted accounting principles. Furthermore, these statements do not purport to satisfy the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 relating to the financial statements of employee benefit plans.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                             /s/ Ernst & Young LLP


Raleigh, NC
June 15, 1998

                        Martin Marietta Materials, Inc.
                    Defined Contribution Plans Master Trust
     Statement of Net Assets Available for Benefits, with Fund Information
                               December 31, 1997
                                 (In Thousands)


                                             YIELD-                   MARTIN
                                           ENHANCED                  MARIETTA      LOCKHEED      HARBOR                   INVESTMENT
                                          SHORT-TERM     S&P 500     MATERIALS      MARTIN      CAPITAL                     COMPANY
                                          INVESTMENT      INDEX        COMMON       COMMON    APPRECIATION  INTERMEDIATE  OF AMERICA
                                             FUND          FUND      STOCK FUND   STOCK FUND      FUND        BOND FUND      FUND
                                          ------------------------------------------------------------------------------------------
ASSETS
Investments at quoted fair value:
  Cash and cash equivalents                 $24,246      $    --      $   442      $   439      $    --       $    --      $    --
  Governmental bonds                             --           --           --           --           --           232           --
  Corporate bonds                                --           --           --           --           --           231           --
  Common stocks                                  --       24,734        9,344       19,356        3,565            --        1,048
                                            --------------------------------------------------------------------------------------
Total investments at quoted fair value       24,246       24,734        9,786       19,795        3,565           463        1,048
Investments at estimated fair value:
  Participant loans                              --           --           --           --           --            --           --
                                            --------------------------------------------------------------------------------------
Total investments at estimated fair
  value                                          --           --           --           --           --            --           --


Other assets:
  Contributions receivable:
    Employees                                   204          124           41           --           14             5           10
    Martin Marietta Materials, Inc.              71           19            9           --            3             1            3
  Dividends and interest receivable             116           --            2            1           --            --           --
                                            --------------------------------------------------------------------------------------
Total other assets                              391          143           52            1           17             6           13
                                            --------------------------------------------------------------------------------------
Total assets                                 24,637       24,877        9,838       19,796        3,582           469        1,061

LIABILITIES
Administrative expenses payable                  44           52           11           30            3             3            3
Amounts payable for investments
  purchased                                      --           --          121           --           --            --           --
                                            --------------------------------------------------------------------------------------
Total liabilities                                44           52          132           30            3             3            3
                                            --------------------------------------------------------------------------------------
Net assets available for benefits           $24,593      $24,825      $ 9,706      $19,766      $ 3,579       $   466      $ 1,058
                                            ======================================================================================

                                                        DAILY                    VANGUARD
                                          AMERICAN       BOND      VANGUARD   INTERNATIONAL
                                          BALANCED      MARKET      WINDSOR       GROWTH       LOAN
                                            FUND         FUND         FUND         FUND        FUND         TOTAL
                                          ------------------------------------------------------------------------
ASSETS
Investments at quoted fair value:
  Cash and cash equivalents               $    70      $    --      $    --      $    --      $    --      $25,197
  Governmental bonds                          104        1,228           --           --           --        1,564
  Corporate bonds                              69          605           --           --           --          905
  Common stocks                               336           --        5,247        1,689           --       65,319
                                          ------------------------------------------------------------------------
Total investments at quoted fair value        579        1,833        5,247        1,689           --       92,985
Investments at estimated fair value:
  Participant loans                            --           --           --           --        1,582        1,582
                                          ------------------------------------------------------------------------
Total investments at estimated fair
  value                                        --           --           --           --        1,582        1,582


Other assets:
  Contributions receivable:
    Employees                                   7            5           31           11           --          452
    Martin Marietta Materials, Inc.             2            1            8            3           --          120
  Dividends and interest receivable            --           --           --           --           --          119
                                          ------------------------------------------------------------------------
Total other assets                              9            6           39           14           --          691
                                          ------------------------------------------------------------------------
Total assets                                  588        1,839        5,286        1,703        1,582       95,258

LIABILITIES
Administrative expenses payable                 1            4            7            4           --          162
Amounts payable for investments
  purchased                                    --           --           --           --           --          121
                                          ------------------------------------------------------------------------
Total liabilities                               1            4            7            4           --          283
                                          ------------------------------------------------------------------------
Net assets available for benefits         $   587      $ 1,835      $ 5,279      $ 1,699      $ 1,582      $94,975
                                          ========================================================================


See accompanying notes.

                        Martin Marietta Materials, Inc.
                    Defined Contribution Plans Master Trust
     Statement of Net Assets Available for Benefits, with Fund Information
                               December 31, 1996
                                 (In Thousands)


                                             YIELD-                   MARTIN
                                           ENHANCED                  MARIETTA      LOCKHEED      HARBOR                   INVESTMENT
                                          SHORT-TERM     S&P 500     MATERIALS      MARTIN      CAPITAL                     COMPANY
                                          INVESTMENT      INDEX        COMMON       COMMON    APPRECIATION  INTERMEDIATE  OF AMERICA
                                             FUND          FUND      STOCK FUND   STOCK FUND      FUND        BOND FUND      FUND
                                          ------------------------------------------------------------------------------------------
ASSETS
Investments at quoted fair value:
  Cash and cash equivalents                 $25,520      $    --      $    52      $ 1,282      $    --       $    --      $    --
  Governmental bonds                             --           --           --           --           --           349           --
  Corporate bonds                                --           --           --           --           --           669           --
  Common stocks                                  --       17,972        2,056       22,273        1,470            --        1,192
                                            --------------------------------------------------------------------------------------
Total investments at quoted fair value       25,520       17,972        2,108       23,555        1,470         1,018        1,192
Investments at estimated fair value:
  Participant loans                              --           --           --           --           --            --           --
                                            --------------------------------------------------------------------------------------
Total investments at estimated fair
  value                                          --           --           --           --           --            --           --


Other assets:
  Contributions receivable:
    Employees                                   229          101            6           --            7             7            7
    Martin Marietta Materials, Inc.              73           15            1           --            2             1            1
  Dividends and interest receivable             117           --           --            6           --            --           --
  Receivable for investments sold                --           --           35           --           --            --           --
                                            --------------------------------------------------------------------------------------
Total other assets                              419          116           42            6            9             8            8
                                            --------------------------------------------------------------------------------------
Total assets                                 25,939       18,088        2,150       23,561        1,479         1,026        1,200

LIABILITIES
Administrative expenses payable                   8            6            1            6            1             1            1
Amounts payable for investments
  purchased                                     117           --           --           --           --            --           --
                                            --------------------------------------------------------------------------------------
Total liabilities                               125            6            1            6            1             1            1
                                            --------------------------------------------------------------------------------------
Net assets available for benefits           $25,814      $18,082      $ 2,149      $23,555      $ 1,478       $ 1,025      $ 1,199
                                            ======================================================================================


                                                        DAILY                    VANGUARD
                                          AMERICAN       BOND      VANGUARD   INTERNATIONAL
                                          BALANCED      MARKET      WINDSOR       GROWTH       LOAN
                                            FUND         FUND         FUND         FUND        FUND         TOTAL
                                          ------------------------------------------------------------------------
ASSETS
Investments at quoted fair value:
  Cash and cash equivalents               $    65      $    --      $    --      $    --      $    --      $26,919
  Governmental bonds                          120          320           --           --           --          789
  Corporate bonds                              71          321           --           --           --        1,061
  Common stocks                               288           --        2,616        1,241           --       49,108
                                          ------------------------------------------------------------------------
Total investments at quoted fair value        544          641        2,616        1,241           --       77,877
Investments at estimated fair value:
  Participant loans                            --           --           --           --        1,241        1,241
                                          ------------------------------------------------------------------------
Total investments at estimated fair
  value                                        --           --           --           --        1,241        1,241


Other assets:
  Contributions receivable:
    Employees                                   3            4           19            6           --          389
    Martin Marietta Materials, Inc.             1            1            5            3           --          103
  Dividends and interest receivable            --           --           --           --           --          123
  Recievable for investments sold              --           --           --           --                        35
                                          ------------------------------------------------------------------------
Total other assets                              4            5           24            9           --          650
                                          ------------------------------------------------------------------------
Total assets                                  548          646        2,640        1,250        1,241       79,768

LIABILITIES
Administrative expenses payable                 1            1            1            1           --           28
Amounts payable for investments
  purchased                                    --           --           --           --           --          117
                                          ------------------------------------------------------------------------
Total liabilities                               1            1            1            1           --          145
                                          ------------------------------------------------------------------------
Net assets available for benefits         $   547      $   645      $ 2,639      $ 1,249      $ 1,241      $79,623
                                          ========================================================================


See accompanying notes.

                        Martin Marietta Materials, Inc.
                    Defined Contribution Plans Master Trust
Statement of Changes in Net Assets Available for Benefits, with Fund Information
                          Year ended December 31, 1997
                                 (In Thousands)


                                              YIELD-                 MARTIN
                                             ENHANCED               MARIETTA      LOCKHEED
                                              SHORT-       S&P      MATERIALS      MARTIN        HARBOR                   INVESTMENT
                                               TERM        500       COMMON        COMMON        CAPITAL                  COMPANY OF
                                            INVESTMENT    INDEX       STOCK        STOCK      APPRECIATION  INTERMEDIATE    AMERICA
                                               FUND        FUND       FUND          FUND          FUND        BOND FUND      FUND
                                            ----------------------------------------------------------------------------------------
Net assets available for benefits
  at beginning of period:                    $ 25,814    $ 18,082   $  2,149      $ 23,555      $  1,478      $  1,025    $  1,199
    Additions to net assets:
     Contributions:
      Employees                                 2,410       1,490        516            --           169            60         124
      Employer                                    832         228        119            --            41            13          33
      Rollover contributions                      229          80         57            --            27            --          12
                                            --------------------------------------------------------------------------------------
Total contributions                             3,471       1,798        692            --           237            73         169


Investment income:
  Dividends and interest                        1,386          --        106           371           482            --         132
  Net realized and unrealized gain (loss)          --       5,956      2,023         1,839            20            70         250
                                            --------------------------------------------------------------------------------------
Total investment income                         1,386       5,956      2,129         2,210           502            70         382
                                            --------------------------------------------------------------------------------------
Total additions                                 4,857       7,754      2,821         2,210           739           143         551

Deductions from net assets:
  Distributions and withdrawals                 3,633         866         72           832            25            71          35
  Administrative expenses                          59          75         14            48             4             6           3
                                            --------------------------------------------------------------------------------------
Total deductions                                3,692         941         86           880            29            77          38
Net transfers from other plans                     --          21         --           154            19            --          36
Net transfers between funds                    (2,386)        (91)     4,822        (5,273)        1,372          (625)       (690)
                                            --------------------------------------------------------------------------------------
Net assets available for benefits at
  end of year                                $ 24,593    $ 24,825   $  9,706      $ 19,766      $  3,579      $    466    $  1,058
                                             =====================================================================================

                                                          DAILY                    VANGUARD
                                             AMERICAN     BOND        VANGUARD   INTERNATIONAL
                                             BALANCED    MARKET       WINDSOR       GROWTH       LOAN
                                               FUND       FUND          FUND         FUND        FUND        TOTAL
                                            -----------------------------------------------------------------------
Net assets available for benefits
  at beginning of period:                   $    547    $    645      $  2,639     $  1,249    $  1,241    $ 79,623
    Additions to net assets:
     Contributions:
      Employees                                   83          53           372          138          --       5,415
      Employer                                    21          15            92           32          --       1,426
      Rollover contributions                       2          --            24            4          --         435
                                            -----------------------------------------------------------------------
Total contributions                              106          68           488          174          --       7,276


Investment income:
  Dividends and interest                          92          --           805           73          --       3,447
  Net realized and unrealized gain (loss)         71          83          (113)         (27)        116      10,288
                                            -----------------------------------------------------------------------
Total investment income                          163          83           692           46         116      13,735
                                            -----------------------------------------------------------------------
Total additions                                  269         151         1,180          220         116      21,011

Deductions from net assets:
  Distributions and withdrawals                   15          12            48           35          91       5,735
  Administrative expenses                          1           5             9            4          --         228
                                            -----------------------------------------------------------------------
Total deductions                                  16          17            57           39          91       5,963
Net transfers from other plans                    16          --            22           36          --         304
Net transfers between funds                     (229)      1,056         1,495          233         316          --
                                            -----------------------------------------------------------------------
Net assets available for benefits at
  end of year                               $    587    $  1,835      $  5,279     $  1,699    $  1,582    $ 94,975
                                            =======================================================================


See accompanying notes.

                        Martin Marietta Materials, Inc.
                    Defined Contribution Plans Master Trust
Statement of Changes in Net Assets Available for Benefits, with Fund Information
   For the Period from October 18, 1996 (inception) through December 31, 1996
                                 (In Thousands)


                                            YIELD-                    MARTIN
                                           ENHANCED                  MARIETTA     LOCKHEED
                                            SHORT-        S&P        MATERIALS     MARTIN       HARBOR
                                             TERM         500         COMMON       COMMON       CAPITAL
                                          INVESTMENT     INDEX         STOCK       STOCK     APPRECIATION   INTERMEDIATE
                                             FUND         FUND         FUND         FUND         FUND         BOND FUND
                                          -------------------------------------------------------------------------------
Net assets available for benefits
  at beginning of period:                  $     --     $     --     $     --     $     --     $     --       $     --
    Additions to net assets:
     Contributions:
     Employees                                  746          326           18           --           26             19
     Employer                                   233           47            4           --            6              3
     Rollover contributions                      --           --            1           --            2             --
                                           ------------------------------------------------------------------------------
Total contributions                             979          373           23           --           34             22


Investment income:
  Dividends and interest                        230           --           11          108           45             --
  Net realized and unrealized gain (loss)        --          961          (44)         485           (3)             6
                                           ------------------------------------------------------------------------------
Total investment income                         230          961          (33)         593           42              6
                                           ------------------------------------------------------------------------------
Total additions                               1,209        1,334          (10)         593           76             28


Deductions from net assets:
  Distributions and withdrawals                 693          286           20          411           --             --
  Administrative expenses                         8            6            1            6            1              1
                                           ------------------------------------------------------------------------------
Total deductions                                701          292           21          417            1              1
Net transfers from other plans               25,442       17,511        2,009       23,694          939            928
Net transfers between funds                    (136)        (471)         171         (315)         464             70
                                           ------------------------------------------------------------------------------
Net assets available for benefits at
  end of year                              $ 25,814     $ 18,082     $  2,149     $ 23,555     $  1,478       $  1,025
                                           ==============================================================================

                                            INVESTMENT                 DAILY                    VANGUARD
                                            COMPANY OF   AMERICAN       BOND      VANGUARD   INTERNATIONAL
                                              AMERICA    BALANCED      MARKET      WINDSOR       GROWTH         LOAN
                                               FUND        FUND         FUND        FUND          FUND          FUND        TOTAL
                                            --------------------------------------------------------------------------------------
Net assets available for benefits
  at beginning of period:                    $     --    $     --     $     --    $     --      $     --      $     --    $     --
    Additions to net assets:
     Contributions:
     Employees                                     22          11           13          58            20            --       1,259
     Employer                                       6           2            3          15             5            --         324
     Rollover contributions                        --          --           --          --             2            --           5
                                             -------------------------------------------------------------------------------------
Total contributions                                28          13           16          73            27            --       1,588


Investment income:
  Dividends and interest                           52          31           --         225            51             8         761
  Net realized and unrealized gain (loss)          --         (16)           5         (60)           14            --       1,348
                                             -------------------------------------------------------------------------------------
Total investment income                            52          15            5         165            65             8       2,109
                                             -------------------------------------------------------------------------------------
Total additions                                    80          28           21         238            92             8       3,697


Deductions from net assets:
  Distributions and withdrawals                    --          --            1           1            --            24       1,436
  Administrative expenses                           1           1            1           1             1            --          28
                                             -------------------------------------------------------------------------------------
Total deductions                                    1           1            2           2             1            24       1,464
Net transfers from other plans                    966         476          608       2,461         1,102         1,254      77,390
Net transfers between funds                       154          44           18         (58)           56             3          --
                                             -------------------------------------------------------------------------------------
Net assets available for benefits at
  end of year                                $  1,199    $    547     $    645    $  2,639      $  1,249      $  1,241    $ 79,623
                                             =====================================================================================


See accompanying notes.

                        Martin Marietta Materials, Inc.
                    Defined Contribution Plans Master Trust

                         Notes to Financial Statements

                               December 31, 1997


1. ACCOUNTING POLICIES

The Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the "Master Trust") was created on October 18, 1996, to hold the assets of the Martin Marietta Materials, Inc. Performance Sharing Plan, the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees and the Martin Marietta Money Accumulation Plan for Hourly Employees (collectively, the "Plans") on a commingled basis. All plans are defined contribution plans of Martin Marietta Materials, Inc. (the "Corporation"). State Street Bank and Trust Company ("State Street") is the trustee and record keeper for the Master Trust. Each plan owns the following share of the entire Master Trust.


                                                                    INTEREST IN MASTER TRUST AS
                                                       PLAN                OF DECEMBER 31,
NAME OF PLAN                                          NUMBER           1997              1996
------------                                          -----------------------------------------
Martin Marietta Materials, Inc. Performance
  Sharing Plan
EIN #56-1848578                                         005            86.55%            87.21%


Martin Marietta Materials, Inc. Savings and
  Investment Plan for Hourly Employees
EIN #56-1848578                                         006            10.98%            10.45%

Martin Marietta Money Accumulation Plan
  for Hourly Employees
EIN #56-1848578                                         007             2.47%             2.34%
                                                                      ------------------------
                                                                      100.00%           100.00%
                                                                      ========================

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

                        Martin Marietta Materials, Inc.
                    Defined Contribution Plans Master Trust

                   Notes to Financial Statements (continued)




2. DESCRIPTION OF THE MASTER TRUST

Plan assets held by the Master Trust are invested in eleven funds. The Yield-Enhanced Short-Term Investment Fund, which is managed by the trustee, is invested in high-quality money market instruments, corporate equity and debt instruments and U.S. Government secured notes and bonds. The S&P 500 Index Fund, which is managed by the trustee, invests in the same individual common stocks in identical proportions to the S&P 500 index. The Martin Marietta Materials Common Stock Fund is composed of the Corporation's common stock. The Lockheed Martin Common Stock Fund is composed of the common stock of Lockheed Martin Corporation. The Harbor Capital Appreciation Fund is designed to seek long-term growth of capital by investing in stocks of domestic and foreign companies with high equity capitalization with above average prospects for growth. The Intermediate Bond Fund, which is managed by the trustee, invests primarily in U.S. Treasury, Agency, corporate and asset backed bonds. The Investment Company of America Fund is designed to achieve long-term growth of capital and income by investing in stocks of well-established "blue-chip" companies of both the U.S. and abroad, as well as, in U.S. Government securities. The American Balanced Fund is designed to seek conservation of capital, current income and long-term growth of capital by investing in a blend of stocks, bonds and other fixed income securities. The Daily Bond Market Fund, which is managed by the trustee, invests primarily in U.S. Treasury, Agency, corporate, mortgage backed and asset backed securities. The Vanguard Windsor Fund is a capital growth and income fund that will invest primarily in a diversified portfolio of U.S. common stocks thought to be undervalued. The Vanguard International Growth Fund is designed to achieve long-term growth of capital by investing in equity securities of non-U.S. Companies. Effective January 1, 1998, the following investment options were eliminated: Intermediate Bond Fund, Investment Company of America and American Balanced Fund.

The Martin Marietta Materials, Inc. Performance Sharing Plan has a loan program whereby eligible participants may borrow up to the lesser of 50% of their total account balance less the highest outstanding loan balance from the past twelve months, or $50,000 with a minimum loan of $500. Loans are repaid monthly over a term of up to 4 1/2 years for personal loans and up to 15 years for a residential loan at an interest rate of one percent over the prime rate reported by at least 75% of the nation's 30 largest banks as reported in The Wall Street Journal on the first business day of the month before loan application. All loans are due in full immediately upon termination of employment. Approximately $1,582,000 and $1,241,000 was loaned to participants at December 31, 1997 and 1996, respectively. Participant loan activity and the net outstanding loan balances are reflected in the Loan Fund in the accompanying financial statements.

                        Martin Marietta Materials, Inc.
                    Defined Contribution Plans Master Trust

                   Notes to Financial Statements (continued)




2. DESCRIPTION OF THE MASTER TRUST (CONTINUED)

Fair values of the underlying securities in the Yield-Enhanced Short-Term Investment Fund, the S&P 500 Index Fund, the Intermediate Bond Fund, and the Daily Bond Market Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the most recent sales prices for those securities traded in over-the-counter markets and at fair value as determined by the Trustee for securities for which there is not an established market. The fair value of Martin Marietta Materials common stock and Lockheed Martin Corporation common stock is determined by the closing price per share on the last business day of the year as reported for New York Stock Exchange Composite Transactions. Fair values of the Harbor Capital Appreciation Fund, the Investment Company of America Fund, the American Balanced Fund, the Vanguard Windsor Fund, and the Vanguard International Growth Fund are determined by the closing prices on the last business day of the year.

Following the creation of the Master Trust, the Plans' participants are no longer able to make any participant-directed contributions into the Lockheed Martin Common Stock Fund nor add to an existing balance in a Lockheed Martin Common Stock Fund by purchasing additional shares of the underlying common stock. For the period through October 1998, the Plans' participants may transfer out any balance in the Lockheed Martin Common Stock Fund and any such balance is available for withdrawals, as permitted under the Plans. At the end of this period, participation in the Lockheed Martin Common Stock Fund will be terminated and any participants' remaining balances will be liquidated and reinvested automatically in the Yield-Enhanced Short-Term Investment Fund.

Administrative expenses, a portion of which are paid by the Corporation, are otherwise paid from the Trust and allocated to the Plans on a pro rata basis.

3. INVESTMENTS

The fair values of individual investments that represent 5% or more of the Master TrustOs net assets at December 31, 1997 are as follows (in thousands):

         Yield-Enhanced Short-Term Investment Fund               $24,246
         S&P 500 Index Fund                                      $24,734
         Martin Marietta Materials Stock Fund                    $ 9,786
         Lockheed Martin Common Stock Fund                       $19,795
         Vanguard Windsor Fund                                   $ 5,247

                        Martin Marietta Materials, Inc.
                    Defined Contribution Plans Master Trust

                   Notes to Financial Statements (continued)




4. INCOME TAXES

The Master Trust was created to hold the assets of the various defined contribution plans of the Corporation which are listed as participating plans in the Master Trust Agreement. As Plans participating in the Master Trust have received favorable determination letters from the Internal Revenue Service that they are qualified under Section 401(a) of the Internal Revenue Code, and management believes the Plans to be operating in compliance with all applicable requirements, there has been no provision for federal income taxes in the financial statements.

5. YEAR 2000 ISSUE (UNAUDITED)

The Corporation has established a dedicated information technology task force to coordinate the identification, evaluation and implementation of modifications and replacements to the Corporation's information systems and related applications necessary to achieve a year 2000 date conversion with no effect on customers or disruption to its business operations. The Corporation's goal is to be substantially year 2000 compliant on a timely basis. The major systems and applications carrying potential business impact have been identified and are being evaluated, and initial conversion efforts are underway. In addition, the Corporation is communicating with suppliers, customers, financial institutions and others with which it does business to coordinate the year 2000 conversion process. The cost of the year 2000 initiatives is not expected to be material to the Corporation's results of operations or financial position or to the Plans' operations.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    MARTIN MARIETTA MATERIALS, INC.
                                    SAVINGS and INVESTMENT PLAN for
                                    HOURLY EMPLOYEES


                                    By:  Martin Marietta Materials, Inc.
                                         Plan Administrator


                                    By:  Benefit Plan Committee


                                         By: /s/ Janice K. Henry
                                             ----------------------------
                                             Janice K. Henry


Date: June 29, 1998

                                  EXHIBIT INDEX


                  Exhibit No.                Document
                  -----------                -----------------------------------
                      23                     Consent of Ernst & Young LLP